                                                                   Exhibit 99.05

The Board of Directors and Stockholders
StrandTek International, Inc. and Subsidiaries


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


We have audited the accompanying consolidated balance sheets of StrandTek International, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of loss, changes in capital deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StrandTek International, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



November 15, 2001, except for Note 16,
as to which the date is January 7, 2002

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2001 and 2000


                                         Assets
                                         ------
                                                                              2001               2000
                                                                         --------------     ---------------
Current Assets:
   Cash                                                                   $    25,753        $    97,900
   Accounts receivable, trade, net of allowance for
      doubtful accounts of $270,000 and $67,050
      in 2001 and 2000, respectively                                        1,489,669          1,313,360
   Other accounts receivable                                                   37,616             56,295
   Inventory:
      Raw materials                                                           741,486            414,327
      Work in process                                                          56,554                  -
      Finished goods                                                          184,686            326,912
   Prepaid expenses                                                           260,765             23,149
                                                                          -----------        -----------

         Total current assets                                               2,796,529          2,231,943

Equipment and leasehold improvements:
   Manufacturing equipment                                                  9,380,251          8,296,226
   Plant equipment                                                          1,585,010            881,250
   Office equipment                                                           365,248            299,774
   Leasehold improvements                                                   1,916,167          1,840,258
   Assets held under capital lease agreements                                  93,200                  -
                                                                          -----------        -----------

                                                                           13,339,876         11,317,508
   Less accumulated depreciation                                            1,578,115            734,009
                                                                          -----------        -----------

         Net equipment                                                     11,761,761         10,583,499

Other assets:
   Manufacturing equipment - idle                                             168,293            168,293
   Deposits                                                                   132,391             70,882
   Note receivable                                                             44,000             45,000
   Loan costs net of $120,757 and $63,757 accumulated
      amortization in 2001 and 2000, respectively                              31,913             76,413
                                                                          -----------        -----------

         Total other assets                                                   376,597            360,588
                                                                          -----------        -----------

         Total assets                                                     $14,934,887        $13,176,030
                                                                          ===========        ===========



                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2001 and 2000


                                        Liabilities and Capital Deficiency
                                        ----------------------------------

                                                                                        2001                 2000
                                                                                    -------------       --------------
Current Liabilities:
   Accounts payable                                                                  $  4,729,954         $  3,708,782
   Accrued payroll and related liabilities                                                351,268              270,303
   Accrued expenses                                                                       203,924               52,911
   Interest payable - stockholders                                                      1,832,303              389,928
   Interest payable - other                                                                50,721               84,090
   Revolving line of credit                                                             2,500,000            1,030,131
   Stockholders' lines of credit                                                       19,129,718           10,129,797
   Current portion of long-term debt with bank                                          2,388,073            1,991,069
   Current portion of capital lease obligations                                            35,232                    -
   Current portion of long-term notes
      payable to stockholders                                                                   -               12,506
                                                                                     ------------         ------------

         Total current liabilities                                                     31,221,193           17,669,517

Long-term debt with bank, net of current portion                                        5,973,997            7,007,014
Capital lease obligations, net of current portion                                          49,845                    -
                                                                                     ------------         ------------

         Total liabilities                                                             37,245,035           24,676,531

Capital deficiency:
   Common stock, $.0001 par value,
      200,000,000 shares authorized, 182,025,174 in 2001,
      and 128,681,942 in 2000 issued and outstanding                                       18,202               12,867
   Additional paid-in capital                                                          14,983,238            9,575,829
   Accumulated deficit                                                                (37,311,588)         (21,089,197)
                                                                                     ------------         ------------

         Total capital deficiency                                                     (22,310,148)         (11,500,501)
                                                                                     ------------         ------------







         Total liabilities and capital deficiency                                    $ 14,934,887         $ 13,176,030
                                                                                     ============         ============


                See Notes to Consolidated Financial Statements.

                 STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS
                    Years ended September 30, 2001 and 2000



                                                                             2001               2000
                                                                         -------------      -------------
Net Sales                                                                $  6,610,230       $  3,719,942

Cost of Sales                                                              10,262,747          4,093,596
                                                                         ------------       ------------
Gross Loss                                                                  3,652,517            373,654

Operating Expenses:
   General and administrative                                               6,276,794          5,302,849
   Selling expenses                                                           990,954            344,427
   Research and development                                                 1,253,022          1,743,348
   Depreciation and amortization                                            1,124,007            524,315
   Interest expense                                                         2,100,124          1,250,970
   Loss on disposition of manufacturing equipment                             824,973            221,835
                                                                         ------------       ------------
         Total operating expenses                                          12,569,874          9,387,744
                                                                         ------------       ------------
Net loss                                                                 $ 16,222,391       $  9,761,398
                                                                         ============       ============

Basic and diluted loss per share                                         $       0.11       $       0.10
                                                                         ============       ============

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY
                   For the years September 30, 2001 and 2000

                                                          Shares
                                                          Issued                  Additional
                                                            and        Common      Paid-In      Accumulated
                                                        Outstanding     Stock      Capital        Deficit       Total
                                                       -------------  ---------  -----------  -------------- -------------
Balance at October 1, 1999                                38,841,421  $  3,883   $ 2,226,811  $(11,327,799)  $ (9,097,105)

Shares issued to stockholders
   for loans and loan guarantees                          38,952,763     3,895       229,821             -        233,716

Warrants exercised                                        50,887,758     5,089     7,119,197             -      7,124,286

Net loss                                                           -         -             -    (9,761,398)    (9,761,398)
                                                       -------------  --------   -----------  ------------   ------------
Balance at
   September 30, 2000                                    128,681,942    12,867     9,575,829   (21,089,197)   (11,500,501)

Shares issued to stockholders
   for loans and loan guarantees                          14,822,500     1,482        87,453             -         88,935

Shares issued as compensation
   to employees/consultants                                  515,629        52         3,042             -          3,094

Warrants exercised                                        38,005,103     3,801     5,316,914             -      5,320,715

Net loss                                                           -         -             -   (16,222,391)   (16,222,391)
                                                       -------------  --------   -----------  ------------   ------------
Balance at
   September 30, 2001                                    182,025,174  $ 18,202   $14,983,238  $(37,311,588)  $(22,310,148)
                                                       =============  ========   ===========  ============   ============

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC.  AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended September 30, 2001 and 2000

                                                                                          2001                   2000
                                                                                      -------------           ------------
Cash flows from operating activities:
   Net loss                                                                           $(16,222,391)           $(9,761,398)
   Adjustments to reconcile net loss to
      net cash provided by operations:
         Depreciation and amortization                                                   1,124,007                524,315
         Loss on disposition of assets                                                     824,973                221,835
         Provision for bad debts                                                                 -                 33,550
         Write off technology purchased                                                          -                 50,000
         Stock issued for compensation                                                      92,028                233,717
         Cash provided (used) due to changes in assets
            and liabilities
               Decrease (increase) in accounts receivable                                   45,412               (874,433)
               Decrease in other accounts receivable                                        18,678                128,893
               Increase in prepaid assets                                                 (237,615)               (10,242)
               Increase in inventory                                                      (297,117)              (181,746)
               Increase (decrease) in notes receivable                                       1,000                (45,000)
               Increase in deposits                                                        (61,510)                (4,730)
               Increase in accounts payable                                                969,421              1,722,181
               Increase in payroll related liabilities                                      82,819                 84,405
               Increase in interest payable                                              1,409,006                365,298
               Increase in accrued expenses                                                149,160                  1,385
                                                                                     -------------            -----------

         Total cash used by operating activities                                       (12,102,129)            (7,511,970)

Cash flows from investing activities:
   Purchase of equipment                                                                (3,125,380)            (7,179,932)
   Proceeds on fixed asset disposal                                                         30,000                      -
   Disposal of equipment                                                                         -                111,579
                                                                                     -------------            -----------

         Total cash used for investing activities                                       (3,095,380)            (7,068,353)

Cash flows from financing activities:
   Repayments of long-term debt with bank                                               (1,898,520)            (1,031,864)
   Costs to obtain financing                                                               (12,500)               (65,000)
   Net addition to revolving note                                                        1,469,869                630,500
   Proceeds from long-term bank debt                                                     1,250,000              5,623,589
   Net proceeds on stockholders' lines of credit                                         9,267,528              7,912,453
   Payments on capital lease obligations                                                    (4,123)                     -
   Warrants exercised                                                                    5,053,108              1,588,925
                                                                                     -------------            -----------

         Total cash provided by financing activities                                    15,125,362             14,658,603
                                                                                     -------------            -----------

Net (decrease) increase in cash                                                            (72,147)                78,280
Cash, beginning of year                                                                     97,900                 19,620
                                                                                     -------------            -----------

Cash, end of year                                                                    $      25,753            $    97,900
                                                                                     =============            ===========

Supplemental cash flow disclosures
   Interest paid                                                                     $     865,437            $   885,672
                                                                                     =============            ===========
   Taxes paid                                                                        $          -0-           $        -0-
                                                                                     =============            ===========
   Stockholder debt converted to common stock as a
      result of warrant exercise                                                     $     255,607            $ 5,535,361
                                                                                     =============           ============

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCAL STATEMENTS
                          September 30, 2001 and 2000


1.   Summary of Significant Accounting Policies
     ------------------------------------------

        In March 1996, Synthetic Blood and Medical Technologies, Inc. ("SBMT") completed a reverse acquisition with RFI Recycled Fibre Industries, Inc. (a Florida corporation) ("RFI Florida"), and RFI Florida became a wholly owned subsidiary of SBMT. Simultaneous with the consummation of the acquisition, SBMT changed its name to RFI Recycled Fibre Industries, Inc. (a Delaware corporation) ("RFI Delaware"). Effective October 27, 1998 RFI Delaware and RFI Florida changed their names to StrandTek International, Inc. ("STI Delaware") and StrandTek International, Inc. ("STI Florida"). In January 1999, STI Delaware purchased 51% of the capital stock of Enviro Watch Responder Systems U.S.A., Inc., (a Washington corporation) for $15,787. Effective June 1999, Enviro Watch Responder Systems U.S.A., Inc. changed its name to StrandTek West, Inc. ("STI West"). In 2001, STI West ceased operations, and STI Delaware wrote off the investment in STI West. See Footnote 13 for a further discussion.

        The consolidated financial statements include the accounts of STI Delaware, STI Florida and STI West (known collectively as the "Company") in 2000. The consolidated financial statements do not include STI West in 2001. All significant intercompany transactions, balances and profits have been eliminated in consolidation. The purchase of STI West resulted in approximately $65,000 of goodwill recognized in consolidation. The Company determined the goodwill had no value, and it was fully amortized in consolidation at September 30, 1999.

        The Company has developed meltblown technology for the production of synthetic fibers and fibrous webs to be used as thermal and acoustical insulation. In April 1997, the Company began production of the thermal and acoustical insulation products for the appliance industry. In June 1999, the Company began the production of thermal and acoustical products for the automotive industry. The Company's largest customer groups are in the appliance and automotive industries.

        Accounts Receivable - Management evaluates accounts receivable on a
        -------------------
     monthly basis and records any necessary allowance for doubtful accounts.

        Manufacturing Equipment - Equipment is recorded at cost. Depreciation is
        -----------------------
     computed using the straight-line method for financial reporting and accelerated methods for income tax reporting purposes. The estimated useful lives of the assets subject to depreciation range from five to ten years. Depreciation expense is $1,067,007 and $491,714 in 2001 and 2000, respectively. The Company periodically reviews all significant assets for impairment of value and makes adjustments as necessary.

        While under construction, the Company capitalizes certain labor costs and interest expense as part of the costs incurred to build manufacturing production lines. Labor capitalized in 2001 and 2000, was $1,269,672 and $2,720,455, respectively. Interest capitalized in 2001 and 2000 was $175,546 and $226,896, respectively.

        Manufacturing Equipment - Idle - Represents equipment purchased from
        ------------------------------
     another non-affiliated corporation to be used in a future polyester manufacturing line. The Company is not currently developing this line. No impairment of value is expected.

        Inventory - Inventory is valued at the lower of cost (average cost) or
        ---------
     market. Inventory includes direct materials, direct labor, and an allocation of overhead costs.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCAL STATEMENTS
                          September 30, 2001 and 2000


1.   Summary of Significant Accounting Policies (Continued)
     ------------------------------------------------------

        Loan Costs - Loan costs are amortized over the life of the loan.
        ----------

        Income Taxes - The Company utilizes an asset and liability approach to
        ------------
     financial accounting and reporting for income taxes. The difference between the financial and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense (benefit) is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax assets and liabilities.

        Research and Development Costs - Research and development costs are
        ------------------------------
     charged to expense as incurred.

        Estimates - The preparation of financial statements in conformity with
        ---------
     accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Recent Pronouncements - On June 29, 2001, the Financial Accounting
        ---------------------
     Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets."

        SFAS 141 supersedes APB Opinion No. 16, "Business Combinations," and eliminates the pooling-of-interests method of accounting for business combinations, thus requiring all business combinations be accounted for using the purchase method. In addition, in applying the purchase method, SFAS 141 changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of the intangible assets: (1) the intangible asset arises from contractual or other legal rights, or (2) the intangible asset is separable or dividable from the acquired entity and capable of being sold, transferred, licensed, rented, or exchanged. The requirements of SFAS 141 will be effective for all business combinations completed after June 30, 2001.

        SFAS 142 supercedes APB Opinion No. 17, "Intangible Assets," and requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. Application of SFAS 142 will be effective for the September 30, 2002 fiscal year.

        The Company believes the adoption of these standards will not have a material impact on the Company's financial statements.

        Reclassifications - Certain amounts in the 2000 financial statements
        -----------------
     have been reclassified to conform to the 2001 presentation.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

2.   Industry and Customer Concentrations
     ------------------------------------

        The Company's products are sold to various manufacturing customers in the appliance and automotive industry. In the September 30, 2001 fiscal year, 80% of sales and 66% of trade receivables were with three customers. In 2000, 63% of sales and 47% of accounts receivable were with three customers.


3.   Loss on Disposition of Manufacturing Equipment
     ----------------------------------------------

        The Company dismantled the original equipment line in East Chicago, Indiana, when operations in that facility were terminated, with the expectation it would be reassembled in the Illinois plant. However, the Company's management subsequently determined in the September 30, 2001 fiscal year not to reassemble the line in the primary plant located in Chicago, Illinois due to the Company's improved technology in building equipment lines. Management determined there was no value in the dismantled line and wrote it off. The Company recognized a loss on disposition of approximately $825,000 for the year ended September 30, 2001. In 2000, the Company sold various pieces of previously purchased used equipment for a loss of $221,835.


4.   Long-Term Debt
     --------------

        Long-term debt at September 30, 2001 and 2000, is summarized as follows:

                                                                                    2001                2000
                                                                                ------------       -------------
     Consolidating term note for $900,000 dated July 31,
        1996 with bank.  Interest rate is variable and is bank's
        prime (9.5% in 2000) plus 1%.  Interest only payments
        due monthly from September 1, 1996 through
        August 1, 1997.  Equal monthly principal payments
        plus interest due September 1, 1997 through January 1,
        2001, when any remaining balance is due.
        The payment terms listed above represent a
        a modification of the original payment terms in
        force as of September 30, 1996.                                           $         -        $  225,000

     Supplemental term note for $600,000 dated March 5,
        1997 with bank.  Interest rate is variable and is
        bank's prime (9.5% in 2000) plus 1%.  Interest only
        payments due monthly from April 1, 1997 to August 1,
        1997.  Equal monthly principal payments plus interest
        due from September 1, 1997 to August 1, 2001,
        when any remaining balance is due.                                                  -           137,500
                                                                                  -----------        ----------
     Balance carried forward                                                                -           362,500

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

4.   Long-Term Debt (Continued)
     --------------------------

                                                                                  2001             2000
                                                                              ------------     ------------
Balance brought forward                                                                 -          362,500

Supplemental note No. 2 for $400,000 dated November 7,
  1997 with bank.  Interest rate variable and is
   bank's prime (9.5% in 2000).  Equal monthly payments
   of principal and interest are due from December 1,
   1997 to August 1, 2001, when any remaining balance
   is due.                                                                              -          108,888

Supplemental note No. 3 for $800,000 dated July 24,
   1998 with bank.  Interest rate is variable and is
   bank prime (6%).  Interest only payments
   due monthly from August 1, 1998 to July 1, 1999.
   Equal monthly principal payments plus interest are
   due from August 1, 1999 to July 1, 2003, when any
   remaining balance is due.                                                      366,658          566,662

Supplemental note No. 4 for $600,000 dated November 24,
   1998 with bank.  Interest rate is variable and is
   bank prime (6%).  Equal monthly principal payments
   plus interest are due from December 1, 1998
   to July 1, 2003.                                                               359,100          446,700

Supplemental note No. 5 for $2,000,000 dated May 27,
   1999 with bank.  Interest rate is 2.25% over 30 day LIBOR,
   5.77%.  Interest only payments due monthly
   from June 1, 1999 to May 1, 2000.  Equal monthly
   principal payments plus interest are due from June 1, 2000
   to May 1, 2004, when any remaining balance is due.                           1,333,333        1,833,333

Supplemental note No. 6 for $2,500,000 dated February 10,
   2000 with bank.  Interest rate is 2.25% over 30-day
   LIBOR, currently 5.83%.  Interest only payments due
   monthly from March 1, 2000 to February 1, 2001.  Equal
   monthly principal payments plus interest are due from
   March 1, 2001 to February 1, 2005, when any remaining
   balance is due.                                                              2,135,419        2,500,000
                                                                              -----------      -----------

Balance carried forward                                                         4,194,510        5,818,083

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 2001 and 2000


4. Long-Term Debt (Continued)
   --------------------------

                                                                                            2001                2000
                                                                              ------------------   -----------------
    Balance brought forward                                                            4,194,510           5,818,083

    Supplemental note No. 7 for $3,000,000 dated May 24,
     2000 with bank.  Interest rate is 2.25% over 30-day
     LIBOR, currently 5.83%.  Interest only payments due
     monthly from July 1, 2000 to June 1, 2001.  Equal
     monthly principal payments plus interest are due from
     July 1, 2001 to June 1, 2005, when any remaining balance
     is due.                                                                           2,858,751           3,000,000

    Unsecured $300,000 note payable to a corporation.
     Interest rate is 8%.  Semi-annual installments of principal plus interest are due each June and December through
     September 30, 2001.  This note is in default.                                        58,809             180,000

    Term Note C for $1,250,000 dated January 2,
     2001 with bank.  Interest rate is 1.85% over 30-day
     LIBOR, currently 5.43%.  Interest payments due
     monthly from February 1, 2001 to January 1, 2002.
     Equal monthly principal payments plus interest are
     due from February 1, 2002 to January 1, 2006, when
     any remaining balance is due.                                                     1,250,000                   -

    Unsecured notes payable to stockholders.  Variable
     monthly interest of bank prime (8.25% in 2000) plus
     1% payable monthly for the first 12 months.  Equal
     monthly payments plus interest are due for the next
     48 months.  Maturity dates vary through September 30,
     2004.  Effective October 1, 2000, these notes were
     converted to lines of credit due on demand, except
     one stockholder note.                                                                     -              12,506
                                                                              ------------------   -----------------
                                                                                       8,362,070           9,010,589
    Less current portion                                                               2,388,073           2,003,575
                                                                              ------------------   -----------------
    Long-term debt, net of current portion                                    $        5,973,997   $       7,007,014
                                                                              ==================   =================

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 2001 and 2000


4. Long-Term Debt (Continued)
   --------------------------

       On October 7, 1999, the Company obtained a line of credit with a bank for $1,600,000, which was reduced to $1,100,000 effective February 2000. Effective January 2, 2001, the line of credit was increased to $2,500,000. This line of credit is due on demand and had a balance of $2,500,000 and $1,030,131 at September 30, 2001 and 2000, respectively.

       Effective January 11, 2000, all stockholder long-term notes payable were converted to unsecured lines of credit. As of September 30, 2001 and 2000, the total available on the lines of credit was $25,900,000 and $13,500,000, respectively, of which $18,829,718 and $9,829,797, respectively, was used. The interest rate is variable at prime (6% and 8.5% at September 30, 2001 and 2000) plus 1%. Interest payments are due annually beginning October 1, 2002, and the principal is due on demand.

       The Company also obtained an unsecured note payable for $300,000 in January 2000 from another company which shares common major stockholders.
   The interest rate is variable at prime (6% and 8.5% at September 30, 2001 and 2000, respectively) plus 1%. Interest payments are due annually beginning January 11, 2001. Interest payments have been waived on this note through September 30, 2001. The principal is due on demand and is included in the stockholders' lines of credit.

       All of the notes with the bank are collateralized and cross-collateralized by all eligible assets of the Company, and five major stockholders have each personally guaranteed a portion of the debt outstanding with the bank.

       In return for the stockholders' personal guarantees and loans, they have received 2.5 shares of common stock and 2.5 A warrants for each dollar guaranteed or loaned to the Company through December 31, 2000.

       Interest paid for the fiscal years ending September 30, 2001 and 2000, was $865,437 and $885,672, respectively, of which $175,546 (2001) and
   $226,896 (2000) was capitalized as a component of the manufacturing equipment.

       Future minimum annual maturities of long-term debt are summarized as follows:

          2003                                                    $2,563,146
          2004                                                     1,958,325
          2005                                                     1,119,178
          2006                                                       333,348
                                                                  ----------
                                                                  $5,973,997
                                                                  ==========


       The long-term debt is made up entirely of variable rate loans with maturities of five years or less. Therefore, the fair value of these instruments approximates their book value.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 2001 and 2000


4. Long-Term Debt (Continued)
   --------------------------

       Subsequent to September 30, 2001, the Company has obtained additional advances of approximately $1,170,000 on a stockholder line of credit, and additional bank loans of $500,000. The Company also obtained two unsecured loans, dated October 1, 2001, from two outside unrelated individuals, for a total of $525,000. The loans are due on demand after January 1, 2002. Interest payments are due annually beginning October 1, 2002. The interest rate is variable at prime rate plus 1%.

5. Capital Lease Obligations
   -------------------------

       The Company has entered into leases for three forklifts and one copier. The leases are classified as capital leases. Accordingly, the assets have been capitalized and have the following book value at September 30, 2001.


          Capitalized cost                                         $  93,200
          Accumulated depreciation                                      (861)
                                                                   ---------
           Net book value                                          $  92,339
                                                                   =========

       Total depreciation expense for this equipment for the year ended September 30, 2001, was $861, which is included in total depreciation.

       The following is a schedule of the minimum payments required under the capital leases, together with their present value at September 30, 2001

           2002                                                    $  39,556
           2003                                                       16,385
           2004                                                       15,966
           2005                                                       11,352
           2006                                                        9,460
                                                                   ---------
            Total minimum lease payments                              92,719
            Amount representing interest                              (7,642)
                                                                   ---------
            Present value of capital lease obligations             $  85,077
                                                                   =========

       Based on current expense, including rates, the fair value of the capital leases payable approximates their carrying amounts.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 2001 and 2000

6. Loss Per Share
   --------------

       Basic loss per common share was calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The following table reconciles the number of shares utilized in the loss per share calculations as of September 30, 2001 and 2000:

                                                             2001        2000
                                                        ------------ -----------
         Net loss                                       $ 16,222,391 $ 9,761,398
         Basic and diluted loss per common share        $       0.11 $      0.10
         Weighted average number of
          common shares                                  148,102,213  96,202,869

       Warrants which could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been antidilutive for the periods presented.

7. Related Party Transactions
   --------------------------

       Apptech provided consulting services to the Company, principally in the area of research and development. This agreement was terminated in 2000. The two key employees of Apptech signed noncompetition and nondisclosure agreements. The Company paid Apptech approximately $250,000 for these services for the 2000 fiscal year. Apptech owns 340,762 shares of common stock of the Company. Apptech also owns 530,836 A warrants, 467,875 B warrants, 233,937 C warrants and 77,979 D warrants of the Company.

       The Company has an agreement with Regenex to provide consulting services regarding technical sales support. Regenex's sole employee was formerly with Apptech. The Company paid Regenex $180,000 and $30,000, respectively, for its services in 2001 and 2000.

       Southern Management Services, Inc. ("SMSI") provides accounting, marketing and some administrative services for the Company. Several SMSI stockholders also own significant amounts of common stock and warrants in the Company. The Company incurred approximately $504,000 and $360,000, respectively, for the years ended September 30, 2001 and 2000 for these services. SMSI allocated health insurance costs to the Company of $66,000 and $70,000 in 2001 and 2000, respectively. The Company also incurred approximately $117,000 and $97,000 in fees for travel, phone and other expenses provided by SMSI and its affiliates in 2001 and 2000, respectively.

       Certain major stockholders of the Company received $112,500 in each of the 2001 and 2000 fiscal years for services provided to the Company.

       Included in accounts payable in 2001 is approximately $163,000 representing checks which had been released by the Company in anticipation of a stockholder loan to cover the amount. The loan was received subsequent to the 2001 year-end. See Note 4 for other stockholder loan and line of credit information, and Note 8 for information on warrants of the Company issued in connection with loans, loan guarantees, and as compensation.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


8.   Warrants
     --------

          As of September 30, 2001 and 2000 the Company had warrants outstanding that allow the holder to purchase common stock as follows:

                                                            A                    B                  C                 D
                                                         Warrants             Warrants           Warrants           Warrants
                                                       ------------         -----------        ------------       ------------
     Warrants Authorized                                100,000,000           2,000,000          1,100,000           500,000
                                                       ============         ===========        ===========        ==========
     Warrants issued and outstanding
        at October 1, 1999                               37,470,723           1,703,625          1,001,812           233,937
     Warrants issued for stockholder
        loans and/or bank loan
        guarantees                                       38,952,763                   -                  -                 -
     Warrants exercised                                 (50,887,758)                  -                  -                 -
                                                       ------------         -----------        -----------        ----------
     Warrants issued and outstanding
        at September 30, 2000                            25,535,728           1,703,625          1,001,812           233,937
     Warrants issued for stockholder
        loans and/or bank loan
        guarantees                                       14,822,500                   -                  -                 -
     Warrants issued to employees/
        consultants as compensation                         500,000                   -                  -                 -
     Warrants exercised                                 (38,005,103)                  -                  -                 -
                                                       ------------         -----------        -----------        ----------
     Warrants issued and outstanding
        at September 30, 2001                             2,853,125           1,703,625          1,001,812           233,937
                                                       ============         ===========        ===========        ==========

     Stated Conversion Price of Warrants into
      Common Stock                                     $       0.41         $      0.81        $      1.22        $     1.62
                                                       ============         ===========        ===========        ==========

          The warrants expire as follows:

                                                             A                 B                 C                 D
                Expiration Date                          Warrants           Warrants          Warrants          Warrants
     -------------------------------------              ----------        ------------      ------------      ------------
     December 31, 2001                                   2,353,125         1,403,625           701,812           233,937
     August 24, 2004                                       300,000           300,000           300,000                 -
     September 30, 2004                                    200,000                 -                 -                 -
                                                        ----------        ----------        ----------        ----------
                                                         2,853,125         1,703,625         1,001,812           233,937
                                                        ==========        ==========        ==========        ==========

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


9.   Income Taxes
     ------------

          The Company has cumulative net operating losses of approximately $37,500,000 and $21,300,000 at September 30, 2001 and 2000, respectively, which are expected to provide future tax benefits of $12,700,000 and $7,200,000, respectively, for both federal and state purposes. A valuation allowance for the entire benefit has been recognized as it is not reasonable to estimate when or if the benefit will be realized. These tax benefits expire beginning in 2010 through 2016. No income taxes were paid in 2001 and 2000.


10.  Employee Retirement Plan
     ------------------------

          Effective July 1, 1999, the Company adopted a defined contribution plan for its qualifying employees. The Company matches $.25 per dollar on the first 1% the employee contributes, and $.50 per dollar after the first 1% up to a maximum of 4% contributed by the employee. Contributions by the Company to the employee retirement plan were approximately $51,000 and $24,000 for the years ended September 30, 2001 and 2000, respectively.


11.  Operating Lease Commitments
     ---------------------------

          The Company leases equipment under operating leases expiring at various dates through 2004. The Company leases building space under operating leases which expire in 2007 with a five-year renewal option. One of the building leases is secured by a $125,000 letter of credit.

          As of September 30, 2001, future annual lease payments under these leases are as follows:

               2002                                                $  645,359
               2003                                                   654,018
               2004                                                   674,924
               2005                                                   691,272
               2006                                                   701,122
            Thereafter                                                829,238
                                                                   ----------
                    Total lease commitments                        $4,195,933
                                                                   ==========

          The Company also leases some warehouse space under month-to-month terms and some warehouse space under annual terms. Lease expense under these leases for 2001 and 2000 was approximately $826,000 and $579,000, respectively.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

12.  Commitments and Contingencies
     -----------------------------

          The last 10QSB filed by STI Delaware was for March 31, 1990 and various filings of Forms 10QSB or 10KSB since that date are delinquent. The parent company, STI Delaware, was dormant until March 1996. The Company is committed to filing the required documents with the SEC as soon as possible.

          One major stockholder has committed to provide necessary operating loans to the Company and guarantee additional bank loans needed by the Company to complete the meltblown technology development, acquisition of manufacturing equipment, and to fund all reasonable working capital requirements. Additional bank borrowings will also be guaranteed by one major stockholder, at least through the September 30, 2002 fiscal year, if required by the banks. This stockholder received 2.5 shares of common stock and 2.5 A warrants for each dollar of new loan guarantees or new funding commitments. The Company's Board of Directors consistently assigned to each share of common stock issued under these arrangements a value of $.0059, and to each A warrant so issued a value of $.0001. After December 31, 2000, there was no additional stock or warrant compensation related to new loan guarantees or stockholder loans.

          As of September 30, 2000, the Company had internally committed to completing construction of more manufacturing lines with total estimated costs of $5,150,000, for which costs of approximately $4,600,000 had been incurred. As of September 30, 2001, the Company has internally committed to completing construction of one more manufacturing line with total estimated costs of $2,000,000, for which costs of approximately $220,000 have been incurred and are included as an addition to manufacturing equipment.


13.  STI West
     --------

          STI Delaware owned 51% of STI West. STI West ceased operations in 2001. As of September 30, 2001, STI West had no assets or liabilities. In 2001, STI West generated revenue of approximately $80,000, with cost of sales of approximately $96,000, and total net income of approximately $208,000 due primarily to the write-off of the accounts payable due to STI Florida. The Company at a consolidated level recognized a loss of aproximately $62,000 on the discontinuance of STI West.


14.  January 2000 Private Placement
     ------------------------------

          In January 2000, the Company issued a private placement memorandum to its Class A warrant holders. Each warrant holder was given the opportunity to purchase a share of common stock for $.14, plus the surrender of a Class A warrant. The warrants are otherwise convertible to common stock at an exercise price of $.41. Six directors of the Company elected to reduce the Company's obligations to them in lieu of paying in the $.14 per share exercise price to the extent of approximately $5,500,000. In addition, these six directors paid cash of approximately $1,600,000 to exercise their A warrants. In total, 50,887,758 A warrants were exercised and 50,887,758 shares of common stock were issued.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


15.  August 2001 Private Placement
     -----------------------------

          In August 2001, the Company's Board of Directors extended the same offer as in the private placement memorandum of January 2000 to allow the holders of the Company's Class A warrants the opportunity to exercise these warrants at $.14 per share through the close of business on September 30, 2001. The warrants are otherwise convertible to common stock at an exercise price of $.41. The Board of Directors further determined that the holders of the warrants could pay the exercise price in cash or by applying and offsetting such amount due against any loans due by the Company to such warrant holder. As a result, the warrant holders paid cash of approximately $5,000,000 to exercise their A warrants and converted approximately $250,000 of stockholder loans to common stock. The Company also recognized $12,000 as compensation expense for one consultant to exercise warrants. In total, 38,005,103 A warrants were exercised and 38,005,103 shares of common stock were issued.

16.  Subsequent Event
     ----------------

          On January 7, 2002, the Company, certain major stockholders of the Company, and certain individual lenders to the Company, entered into an agreement with Corniche Group Incorporated ("Corniche"). If this transaction is completed, the Company would become a subsidiary of Corniche, and the major stockholders, and certain individual lenders to the Company would gain control of Corniche through voting securities of Corniche issued in exchange for the stockholders' stock in the Company and certain loans to the Company. In addition, the Company obtained a bridge loan from Corniche for $1,000,000 which is guaranteed by certain members of the Board of Directors of the Company. The transaction is intended to be a tax-free reorganization, and is expected to close in the second quarter of the Company's 2002 fiscal year.